[redacted]

11018998

ES

.MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

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OMB Number: 3235-0123
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SEC FILE NUMBER
8- 67417

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Proctor Investment Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 8th Floor
(No. and Street)

New York, NY 10022-6102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neal Epstein — 212-624-1880
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co., PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road	Clifton	New Jersey	07013
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neal M. Epstein, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Proctor Investment Distributors LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

Signature

President
Title

LORETTA J. HARGROVE
Notary Public, State of New York
No. 01HA5045457
Qualified in Kings County
Commission Expires June 19, 2011

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements under rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A Copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Proctor Investment Distributors, LLC

Report Pursuant to Rule 17a-5

Financial Statements

Year Ended December 31, 2010

Proctor Investment Distributors, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2010

Independent Auditors' Report

To the Board of Directors of
Proctor Investment Distributors, LLC:

We have audited the accompanying statement of financial condition of **Proctor Investment Distributors, LLC** as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Proctor Investment Distributors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 8, 2011

Proctor Investment Distributors, LLC

Statement of Financial Condition

December 31, 2010

Assets

Assets:		
Cash	$ 55,210	
Prepaid expenses	2,750	
Security deposit	21	
Total Assets		$ 57,981

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$ 6,500	
Due to affiliates	19,700	
Total Liabilities		$ 26,200
Member's Equity		31,781
Total Liabilities and Member's Equity		$ 57,981

The Accompanying Notes are an Integral Part of these Financial Statements.

Proctor Investment Distributors, LLC

Statement of Income

Year Ended December 31, 2010

Revenue		$ 714,285
Expenses:		
Office expense	$ 1,591	
Professional and consulting fees	7,500	
Office salaries	42,000	
Office rent expense	24,600	
Regulatory expense	23,217	
Total Expenses		98,908
Operating Income		615,377
Other Income:		
Interest income		230
Net Income		$ 615,607

The Accompanying Notes are an Integral Part of these Financial Statements.

Proctor Investment Distributors, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2010

Member's Equity at Beginning of Year	$ 55,974
Distributions to member	(639,800)
Net income	615,607
Member's Equity at End of Year	$ 31,781

The Accompanying Notes are an Integral Part of these Financial Statements.

Proctor Investment Distributors, LLC

Statement of Cash Flows

Year Ended December 31, 2010

Cash Flows From Operating Activities:		
Net income		$ 615,607
Adjustments to reconcile net income to net cash provided by operating activities:		
Decrease in assets:		
Prepaid expenses	$ 1,207	
Security deposit	7,967	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(2,500)	
Due to affiliates	19,700	
Net adjustments to reconcile net income to net cash provided by operating activities		26,374
Net Cash Provided by Operating Activities		641,981
Cash Flows From Financing Activities:		
Distributions to member	(639,800)	
Net Cash (Used for) Financing Activities		(639,800)
Increase in Cash		2,181
Cash at Beginning of Year		53,029
Cash at End of Year		$ 55,210

The Accompanying Notes are an Integral Part of these Financial Statements.

Proctor Investment Distributors, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Proctor Investment Distributors, LLC ("the Company") is a registered broker-dealer with the Securities and Exchange Commission. The Company is a fully disclosed broker-dealer whereby it does not hold customer funds or securities and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a wholly owned subsidiary of Proctor Investment Managers, LLC ("PIM").

Note 2 – Summary of Significant Accounting Policies:

A. Revenue Recognition – The Company recognizes revenue at the time services are rendered.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

C. Income Taxes – The Company is a single member LLC. Taxable income or loss of the Company flows through to the individual member of the Company who is responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal, state, or city income taxes.

   The Financial Accounting Standards Board issued new guidance on accounting for uncertainty in income taxes which the Company has adopted. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

D. Evaluation of Subsequent Events – The Company evaluated subsequent events for potential recognition or disclosure through February 8, 2011, the date the financial statements were available to be issued.

Note 3 – Concentration of Credit Risk:

The Company primarily maintains its cash balances at one financial institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC). Balances have at times exceeded FDIC insured limits in 2010.

Note 4 – Related Party Transactions:

The Company has entered into an expense sharing agreement, under which PIM allocates certain expenses to the Company. The Company is not required to reimburse PIM for these allocated expenses and, accordingly, they are recognized as contributed capital from the parent company. Allocated expenses for the year ended December 31, 2010 amounted to $66,600.

Note 5 – Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the minimum net capital requirements pursuant to Uniform Net Capital Rule 15(c)3-1 of the Securities Exchange Act of 1934. Under that Rule the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2010 was $29,010, which exceeded its requirement by $24,010.

SMF

Knowledgeable People.
Excellent Results.

SAX MACY FROMM

Certified Public Accountants & Advisers

Independent Auditors' Report on Supplementary Information

To the Board of Directors of
Proctor Investment Distributors, LLC:

Our report on our audit of the basic financial statements of **Proctor Investment Distributors, LLC** for the year ended December 31, 2010 appears on page one. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 8, 2011

Proctor Investment Distributors, LLC

Schedule of Minimum Capital Requirements

December 31, 2010

Total Ownership Equity		$ 31,781
Less: Non Allowable Assets:		
Prepaid expenses	$ 2,750	
Security deposit	21	
Total Adjustments		2,771
Adjusted Net Capital		29,010
Computation of Net Capital Requirements:		
Minimum net capital requirements:		
6 2/3% of net aggregate indebtedness	1,747	
Minimum dollar net capital required	5,000	
Net Capital Required (Greater of Above)		5,000
Excess Net Capital		$ 24,010
Aggregate Indebtedness		$ 26,200
Ratio of Aggregate Indebtedness to Adjusted Net Capital ($26,200/$29,010)		90%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2010.

See Independent Auditors' Report.

Proctor Investment Distributors, LLC

Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3

December 31, 2010

The Company is exempt from Rule 15(c) 3-3 under paragraph (k)(2)(i). As such, the Company does not hold funds or securities for any customers.

See Independent Auditors' Report.

Independent Auditors' Report on Internal Control Over Financial Reporting

To the Board of Directors of
Proctor Investment Distributors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Proctor Investment Distributors, LLC** (the Company) for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c) 3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Proctor Investment Distributors, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority (the "FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 8, 2011

Proctor Investment Distributors, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Year Ended December 31, 2010

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of
Proctor Investment Distributors, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Proctor Investment Distributors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Proctor Investment Distributors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Proctor Investment Distributors, LLC's management is responsible for Proctor Investment Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 8, 2011

Proctor Investment Distributors, LLC

Schedule of Assessments and Payments

For the Year Ended December 31, 2010

Payment Date	To Whom Paid	Amount
7/31/2010	SIPC	$ 1,786